EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Organization

Midwest Bank and Trust Company	Illinois
Midwest Bank of Western Illinois	Illinois
Porter Insurance Agency, Inc.	Illinois
Midwest Bank Insurance Services, L.L.C	Illinois
MBHI Capital Trust I	Delaware
MBHI Capital Trust II	Delaware
MBTC Investment Company	Nevada
Midwest Financial and Investment Services, Inc.	Illinois